Exhibit 99.1

Burning Rock Reports First Quarter 2026 Financial Results

GUANGZHOU, China, June 9, 2026—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next-generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended March 31, 2026.

Recent Business Updates

•	Early Detection, Therapy Selection & MRD

•	Presented multiple study results at the 2026 AACR in April, showcasing validation data on MMcall, CanCatch Surf, 25-plex ddPCR, and SPIRAL.

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Presented study results at Journal for ImmunoTherapy of Cancer in April 2026. “A four-cycle perioperative regimen of serplulimab combined with taxane-carboplatin demonstrated promising MPR and pCR rates with an acceptable safety profile in patients with resectable sq-NSCLC.”

First Quarter 2026 Financial Results

Revenues were RMB107.9 million (US$15.6 million) for the three months ended March 31, 2026, representing an 18.9% decrease from RMB133.1 million for the same period in 2025.

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Revenue generated from central laboratory business was RMB32.3 million (US$4.7 million) for the three months ended March 31, 2026, representing a 15.3% decrease from RMB38.3 million for the same period in 2025, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

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Revenue generated from in-hospital business was RMB52.8 million (US$7.6 million) for the three months ended March 31, 2026, representing an 8.5% decrease from RMB57.7 million for the same period in 2025, primarily attributable to a decrease in revenue from two hospitals due to one-off issue. Excluding such two, in-hospital revenue for the three months ended March 31, 2026 would have increased by 2% year-over-year.

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Revenue generated from pharma research and development services was RMB22.8 million (US$3.3 million) for the three months ended March 31, 2026, representing a 38.6% decrease from RMB37.1 million for the same period in 2025, primarily attributable to decreased testing services performed for our pharma customers and lower milestone progress of our pharma programs achieved due to timing of the projects.

Cost of revenues was RMB29.9 million (US$4.3 million) for the three months ended March 31, 2026, representing a 16.1% decrease from RMB35.7 million for the same period in 2025.

Gross profit was RMB78.0 million (US$11.3 million) for the three months ended March 31, 2026, representing a 19.9% decrease from RMB97.4 million for the same period in 2025. Gross margin was 72.3% for the three months ended March 31, 2026, compared to 73.2% for the same period in 2025. By channel, gross margin of central laboratory business was 88.7% for the three months ended March 31, 2026, compared to 84.1% during the same period in 2025, primarily driven by a reduction in inventory write-downs; gross margin of in-hospital business was 72.9% for the three months ended March 31, 2026, compared to 76.1% during the same period in 2025, primarily attributable to a decrease in sales volume to high margin products; gross margin of pharma research and development services was 47.4% for the three months ended March 31, 2026, compared to 57.5% during the same period of 2025, primarily due to a decrease in test volume of higher-margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB80.5 million (US$11.7 million) for the three months ended March 31, 2026, representing a 20.0% decrease from RMB100.7 million for the same period in 2025. Non-GAAP gross margin was 74.6% for the three months ended March 31, 2026, compared to 75.6% for the same period in 2025. For more details on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Operating expenses were RMB96.9 million (US$14.1 million) for the three months ended March 31, 2026, representing a 14.0% decrease from RMB112.6 million for the same period in 2025. The decrease was primarily driven by business cost and payment collection control to improve operating efficiency.

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Research and development expenses were RMB27.6 million (US$4.0 million) for the three months ended March 31, 2026, representing a 31.8% decrease from RMB40.4 million for the same period in 2025, primarily due to (i) a temporary decrease across different research phases, and (ii) a decrease in amortized expense on share-based compensation.

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Selling and marketing expenses were RMB41.2 million (US$6.0 million) for the three months ended March 31, 2026, remaining relatively stable as compared with RMB40.9 million for the same period in 2025.

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General and administrative expenses were RMB28.1 million (US$4.1 million) for the three months ended March 31, 2026, representing a 10.3% decrease from RMB31.3 million for the same period in 2025, primarily due to a decrease in impairment expenses for accounts receivables and contract assets.

Net loss was RMB17.5 million (US$2.5 million) for the three months ended March 31, 2026, compared to RMB13.5 million for the same period in 2025.

Cash, cash equivalents and restricted cash were RMB448.7 million (US$65.1 million) as of March 31, 2026.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance and formulate business plans. However, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These non-GAAP financial measures may be different from non-GAAP methods of accounting and reporting used by other companies, including peer companies, and therefore their comparability may be limited.

The Company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The Company defines non-GAAP gross margin as non-GAAP gross profit divided by its revenue.

The Company believes presenting non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization, in addition to the Company’s GAAP gross profit and gross margin, provides a better understanding of the underlying trends in the Company’s operating business performance.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are set forth at the end of this press release, all of which should be considered when evaluating the Company’s performance.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	March 31,	June 30,	September	December	March 31,
	2025	2025	30, 2025	31, 2025	2026
In-hospital channel:
Pipeline partner hospitals(1)	30	30	31	30	30
Contracted partner hospitals(2)	63	63	63	64	64
Total number of partner hospitals	93	93	94	94	94

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
	March 31,	June 30,	September	December	March 31,
Revenues	2025	2025	30, 2025	31, 2025	2026
		(RMB in thousands)
Central laboratory channel	38,296	40,861	36,811	44,025	32,420
In-hospital channel	57,687	62,496	52,847	51,005	52,761
Pharma research and development channel	37,099	45,197	41,959	31,285	22,762
Total revenues	133,082	148,554	131,617	126,315	107,943

	For the three months ended
	March 31,	June 30,	September	December	March 31,
Revenues by location of contracting customer	2025	2025	30, 2025	31, 2025	2026
		(RMB in thousands)
Overseas	24,407	37,458	17,214	21,849	8,544
Chinese mainland	108,675	111,096	114,403	104,466	99,399
Total revenues	133,082	148,554	131,617	126,315	107,943

	For the three months ended
	March 31,	June 30,	September	December	March 31,
Gross profit	2025	2025	30, 2025	31, 2025	2026
		(RMB in thousands)
Central laboratory channel	32,191	35,937	30,126	39,322	28,761
In-hospital channel	43,895	46,490	37,925	38,388	38,458
Pharma research and development channel	21,315	25,676	30,793	20,856	10,789
Total gross profit	97,401	108,103	98,844	98,566	78,008

	For the three months ended
	March 31,	June 30,	September	December	March 31,
Share-based compensation expenses	2025	2025	30, 2025	31, 2025	2026
		(RMB in thousands)
Cost of revenues	308	280	301	300	82
Research and development expenses	1,800	(270)	73	259	(345)
Selling and marketing expenses	1,025	364	624	748	164
General and administrative expenses	1,413	2,005	2,831	1,815	1,907
Total share-based compensation expenses	4,546	2,379	3,829	3,122	1,808

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31,	June 30,	September	December	March 31,	March 31,
	2025	2025	30, 2025	31, 2025	2026	2026
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	133,082	148,554	131,617	126,315	107,943	15,649
Cost of revenues	(35,681)	(40,451)	(32,773)	(27,749)	(29,935)	(4,339)

Gross profit	97,401	108,103	98,844	98,566	78,008	11,310
Operating expenses:
Research and development expenses	(40,389)	(49,770)	(41,469)	(34,866)	(27,559)	(3,995)
Selling and marketing expenses	(40,888)	(38,413)	(41,808)	(44,066)	(41,206)	(5,974)
General and administrative expenses	(31,303)	(31,417)	(31,698)	(31,672)	(28,088)	(4,072)

Total operating expenses	(112,580)	(119,600)	(114,975)	(110,604)	(96,853)	(14,041)

Loss from operations	(15,179)	(11,497)	(16,131)	(12,038)	(18,845)	(2,731)
Interest income	2,581	2,226	1,744	1,502	1,261	183
Interest expense	—	—	(15)	(15)	(15)	(2)
Other (expense) income, net	(652)	387	7	1	294	43
Foreign exchange (loss) gain, net	(26)	(574)	(2,151)	(3,960)	65	9

Loss before income tax	(13,276)	(9,458)	(16,546)	(14,510)	(17,240)	(2,498)
Income tax expenses	(224)	(244)	(212)	(876)	(232)	(34)

Net loss	(13,500)	(9,702)	(16,758)	(15,386)	(17,472)	(2,532)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(13,500)	(9,702)	(16,758)	(15,386)	(17,472)	(2,532)
Net loss attributable to ordinary shareholders	(13,500)	(9,702)	(16,758)	(15,386)	(17,472)	(2,532)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(0.13)	(0.09)	(0.16)	(0.15)	(0.17)	(0.02)
Class B ordinary shares - basic and diluted	(0.13)	(0.09)	(0.16)	(0.15)	(0.17)	(0.02)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	90,291,658	90,357,970	90,416,619	87,444,109	87,871,026	87,871,026
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(72)	(243)	(1,724)	(2,050)	(3,143)	(456)
Total comprehensive loss	(13,572)	(9,945)	(18,482)	(17,436)	(20,615)	(2,988)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(13,572)	(9,945)	(18,482)	(17,436)	(20,615)	(2,988)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	478,392	446,002	64,657
Restricted cash	2,696	2,728	395
Accounts receivable, net	169,611	164,497	23,847
Contract assets, net	12,301	12,715	1,843
Inventories, net	56,975	54,294	7,871
Prepayments and other current assets	18,611	20,759	3,010

Total current assets	738,586	700,995	101,623
Non-current assets:
Property and equipment, net	31,099	26,997	3,914
Operating right-of-use assets	42,774	51,931	7,528
Intangible assets, net	284	258	37
Other non-current assets	7,632	7,603	1,102

Total non-current assets	81,789	86,789	12,581
TOTAL ASSETS	820,375	787,784	114,204

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	40,744	18,043	2,616
Deferred revenue	107,819	114,487	16,597
Accrued liabilities and other current liabilities	80,861	75,381	10,928
Customer deposits	592	592	86
Current portion of long-term borrowings	200	200	29
Current portion of operating lease liabilities	16,762	21,113	3,061
Total current liabilities	246,978	229,816	33,317

Non-current liabilities:
Long-term borrowings	1,700	1,700	246
Non-current portion of operating lease liabilities	24,458	27,850	4,037
Other non-current liabilities	11,975	11,961	1,734

Total non-current liabilities	38,133	41,511	6,017
TOTAL LIABILITIES	285,111	271,327	39,334

Shareholders’ equity:
Class A ordinary shares	120	120	17
Class B ordinary shares	21	21	3
Additional paid-in capital	5,010,060	5,011,868	(8,291)
Treasury stock	(57,193)	(57,193)	726,568
Accumulated deficits	(4,255,607)	(4,273,079)	(619,466)
Accumulated other comprehensive loss	(162,137)	(165,280)	(23,961)
Total shareholders’ equity	535,264	516,457	74,870

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	820,375	787,784	114,204

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	March 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
Net cash used in operating activities	(23,527)	(29,304)	(4,248)
Net cash used in investing activities	(1,531)	(364)	(53)
Net cash generated from financing activities	—	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	302	(2,690)	(390)
Net decrease in cash, cash equivalents and restricted cash	(24,756)	(32,358)	(4,691)
Cash, cash equivalents and restricted cash at the beginning of period	522,162	481,088	69,743
Cash, cash equivalents and restricted cash at the end of period	497,406	448,730	65,052

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31,	June 30,	September	December	March 31,
	2025	2025	30, 2025	31, 2025	2026
		(RMB in thousands)
Gross profit:
Central laboratory channel	32,191	35,937	30,126	39,322	28,761
In-hospital channel	43,895	46,490	37,925	38,388	38,458
Pharma research and development channel	21,315	25,676	30,793	20,856	10,789
Total gross profit	97,401	108,103	98,844	98,566	78,008
Add: depreciation and amortization:
Central laboratory channel	562	456	231	490	412
In-hospital channel	290	389	372	308	228
Pharma research and development channel	2,412	1,528	1,491	2,057	1,885
Total depreciation and amortization included in cost of revenues	3,264	2,373	2,094	2,855	2,525
Non-GAAP gross profit:
Central laboratory channel	32,753	36,393	30,357	39,812	29,173
In-hospital channel	44,185	46,879	38,297	38,696	38,686
Pharma research and development channel	23,727	27,204	32,284	22,913	12,674
Total non-GAAP gross profit	100,665	110,476	100,938	101,421	80,533
Non-GAAP gross margin:
Central laboratory channel	85.5%	89.1%	82.5%	90.4%	90.0%
In-hospital channel	76.6%	75.0%	72.5%	75.9%	73.3%
Pharma research and development channel	64.0%	60.2%	76.9%	73.2%	55.7%
Total non-GAAP gross margin	75.6%	74.4%	76.7%	80.3%	74.6%